UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _______

Commission File Number 333-189581

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION KEWAUNEE UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION KEWAUNEE UNION SAVINGS PLAN

DOMINION KEWAUNEE UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	December 31, 2015*	December 31, 2014
PLAN ASSETS AND LIABILITIES
Total Plan Assets	$11,500,929	$14,257,784

Net Assets Available for Benefits	$11,500,929	$14,257,784

Note:	The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department of Labor (DOL) Form 5500, Schedule I.

*	Effective December 31, 2015, the Plan is eligible to file as a small plan in accordance with DOL Form 5500. Plans that covered fewer than 100 participants as of the beginning of the plan year and that are not eligible to file Form 5500-SF. As of December 31, 2015 and 2014, the Plan’s participants were 71 and 92, respectively.

DOMINION KEWAUNEE UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Year Ended December 31, 2015
INCOME, EXPENSES AND TRANSFERS

ADDITIONS:
Contributions:
Participant contributions	$266,947
Employer contributions	100,949

Total contributions	367,896

Investment Income (Loss):
Interest	42
Dividends	169,429
Net depreciation in fair value of investments	(593,668)
Income from Master Trust	59,533

Total investment loss	(364,664)

Interest income on notes receivable from participants	2,844

Total additions	6,076

DEDUCTIONS:
Benefits paid to participants	2,542,037
Administrative expenses	2,087

Total deductions	2,544,124

NET DECREASE IN NET ASSETS BEFORE TRANSFERS	(2,538,048)

TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN, NET	(218,807)

NET DECREASE IN NET ASSETS	(2,756,855)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	14,257,784

End of year	$11,500,929

Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION KEWAUNEE UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

December 31, 2015*
SPECIFIC ASSETS
Employer Securities	$3,583,229
Participant Loans	$71,895

Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

*	Effective December 31, 2015, the Plan is qualified as a small plan in accordance with DOL Form 5500, when a plan that covered fewer than 100 participants as of the beginning of the plan year. As of December 31, 2015 and 2014, the Plan’s participants were 71 and 92, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION KEWAUNEE UNION SAVINGS PLAN
(name of plan)

Date: June 24, 2016	/s/ Wendy Wellener
Wendy Wellener
Vice President, Dominion Resources Services, Inc. Human Resources

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